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                            April 15, 2024

       Sally Outlaw
       Chief Executive Officer
       Worthy Wealth, Inc.
       11175 Cicero Drive, Suite 100
       Alpharetta, Georgia 30022

                                                        Re: Worthy Wealth, Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed March 26,
2024
                                                            File No. 024-12388

       Dear Sally Outlaw:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 7, 2024 letter.

       Amended Offering Statement on Form 1-A

       General

   1. We note your response to comment 1 that you have included audited financial statements of Worthy Property
Bonds 2 as of and for the period ended March 31, 2023, in your amended filing, but
these financial statements do not appear to be included. Please include audited
financial statements of Worthy Property Bonds 2 as of and for the fiscal year ended March 31,
2023 in your next amendment.
   2. It remains unclear from your response to prior comment 3 how you concluded that these offerings should not be
aggregated. Please provide an expanded response with a complete legal analysis which
addresses each element of our prior comment as set forth
                                                        below. Please provide a
detailed analysis about whether the funds from this offering should, for the
purposes of determining the offering limit under Rule 251(a)(2), be aggregated with the
Regulation A offerings of the Target Companies. Address whether the securities offered by
Worthy Wealth present a distinct investment opportunity for
 Sally Outlaw
FirstName   LastNameSally Outlaw
Worthy Wealth,   Inc.
Comapany
April       NameWorthy Wealth, Inc.
       15, 2024
April 215, 2024 Page 2
Page
FirstName LastName
         investors. In addition, please provide further detail on the proposed interrelation and interaction of the Target Companies and Worthy Wealth, including plans to transfer the funds they plan to raise to Worthy Wealth and any other affiliated entities, including
         Worthy Financial, Inc. and its subsidiaries. Also, please tell us whether any proceeds of this offering will be used to satisfy redemption requests made by investors in your
         affiliates    Regulation A offerings. In your response, please address
the following
         statements from the offering circular and affiliate   s filing, and
whether your planned
         activities or the activities of your affiliates have or are deviating from what was represented to the Staff in comment response number 3 of the Worthy Property Bonds,
         Inc   s letter dated October 21, 2021:
             On page 10 of your offering circular, you state    [o]ur business
model, which will be
              implemented through the Target Companies, will be centered primarily around purchasing or otherwise acquiring mortgages and other liens on and interests in real
              estate through our subsidiaries   . The proceeds from the Target
Companies sale of
              Worthy Bonds will provide the capital for these activities.
             On page 30 of your offering circular, you state    [w]e expect to
generate income
              through the WPB Companies from (i) the interest rates we charge on our real estate loans and mortgages and other investments which we have acquired and (ii) profits we realize on the sale of the interests in real estate that we acquire.
                To the extent that Worthy Peer Capital, Inc.   s asset
liquidity does not provide
              sufficient funds for full bond redemption, it is the intention of WFI, the parent company of Worthy Peer Capital, Inc., to provide capital contributions to Worthy
              Peer Capital, Inc. from a pending equity financing.    Worthy
Peer Capital, Inc. Form
              1-SA filed September 1, 2023.
3. We note your revisions and response to prior comment 4; however, it is unclear how you concluded that offering bonus securities only to initial investors is not in effect a delayed offering of the shares which do not carry bonus securities. See Rule 251(d)(3)(i)(F) of
         Regulation A. Please amend your disclosure to remove this incentive from your filing or revise your bonus share structure so that it does not constitute a delayed offering, as previously requested.
4.       We note your revised disclosure in response to prior comment 4 that the Selling
         Shareholders will only participate in the offering after the Company has sold 3,000,000
         Shares and that they may sell up to 55,750 Shares pro rata at that stage. Please explain how that would work in practice given your plan of distribution. For example, would an investor who subscribes for shares after you cross the 3,000,000 threshold acquire those shares from the selling shareholders rather than the company until you reach the threshold of 3,055,750 shares? If so, please explain why this would not be a delayed offering of shares by the issuer.
5. Please revise the plan of distribution disclosure on page 25 to reflect that this is a min/max offering as per your response to prior comment 5. Also, it remains unclear how your offering complies with Rule 10b-9 which requires that funds be promptly returned to
 Sally Outlaw
FirstName   LastNameSally Outlaw
Worthy Wealth,   Inc.
Comapany
April       NameWorthy Wealth, Inc.
       15, 2024
April 315, 2024 Page 3
Page
FirstName LastName
         investors unless a specified number of units of the security are sold at a specified price within a specified time or Rule 15c2-4 of the Exchange Act, which requires that funds be deposited promptly with the escrow bank. Please revise.
6. Your response to prior comment 6 does not address how your changes to the terms of the securities offered, in this case the interest rates on the bonds, complies with the requirements of Rule 253(g) and Rule 252(f)(2)(ii) of Regulation A. Please provide an analysis which shows how you concluded that changes in the terms of the securities are not required to be reflected in a revised offering statement by post qualification amendment or supplement, as applicable. Please cite all authority on which you rely. Also, we note no changes in response to the latter part of the comment; therefore, we reissue that part. In addition, we note that more than 12 months has passed since the qualification of the Form 1-A for Worthy Property Bonds Inc. and Worthy Property Bonds has not filed a post qualification amendment to include the updated financial statements as required by
         Rule 252(f)(2). Please add risk factor disclosures regarding the resultant risks and potential liabilities to the company.
7. We note your response to prior comment 4 that the Offering Circular was amended to clarify that the bonus shares will count toward the maximum limit of $75,000,000 under
         Regulation A, Tier 2. However, Item 4 of Part I of the Form 1-A was not revised to reflect these shares. Please revise.
Offering Circular Summary, page 10

8. Please disclose the identity of the escrow agent in your offering statement as requested in prior comment 8. We may have further comment once your file your escrow agreement as an exhibit.
9. Please provide prominent disclosure of the substance of your response to prior comment 9 including the proposed terms of the promissory note. We note your disclosure on page F-
         14 that the Company will sell common stock for the first $10,000,000 and acquire debt at
         5.5% annual interest for the remaining $20,000,000 due.
Selected Pro Forma Financial Data, page 13

10. We note that you have excluded the $20M note payable from this summary information, and that the pro forma revenue and expense information provided does not agree to the pro forma financial statements provided elsewhere in this filing. Please revise to ensure this summary information is consistent with your pro forma financial statements.
Risk Factors
The Company's Bylaws contain a forum selection..., page 23

11. Please expand this risk factor to address whether these provisions apply to claims under the Securities Exchange Act and/or the Securities Act. Also, clearly describe any risks or other impacts on investors, include, but not limited to, increased costs to bring a claim and
 Sally Outlaw
Worthy Wealth, Inc.
April 15, 2024
Page 4
         that these provisions can discourage claims or limit investors ability to bring a claim in a judicial forum that they find favorable. Address whether there is any question as to whether a court would enforce the provision. Regarding the attorney fee shifting provision, please describe the level of recovery required by the plaintiff to avoid payment; explain who is subject to the provision (e.g., former and current shareholders)
         and who would be allowed to recover (e.g., company, directors, officers, affiliates); and
         state whether purchasers of Units in a secondary transaction would be subject to such provision.
Plan of Distribution and Selling Shareholders, page 25

12. We reissue prior comment 13. Please disclose for the selling shareholders the nature of any position, office, or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates.
         See Item 507 of Regulation S-K.
Description of Business, page 30

13. We note your revisions in response to prior comment 14; however, it appears you continue to refer investors to other websites for information regarding Worthy Property Bonds and
         Worthy Property Bonds 2. We note your continued statements that - More information on these offerings can be found at the Worthy websites, through the Worthy app, or by searching the offerings at www.sec.gov/edgar/search. Please remove these statements throughout your offering statement and either incorporate by reference information regarding the businesses of these entities in accordance with General Instruction III to
         Form 1-A or include such information directly in your offering statement.
14. We reissue prior comment 15, as it appears you are still attempting to incorporate by reference financial statements of Worthy Property Bonds 2 by reference on pages 36 and 55. As previously noted, Worthy Property Bonds 2 has not filed a Form 1-K for the fiscal year ended March 31, 2023 therefore, you do not appear to have met the condition to incorporate by reference those financials set forth in General Instruction
       III(a)(2)(A). Also, to the extent you are eligible to incorporate by reference financial statements of Worthy Property Bonds, please revise
       to properly incorporate by reference in accordance with General Instruction III to Form 1-
       A including as applicable Instructions III(a)(2)(B) and (C) and III(b). Also, remove the references to the financial statements as exhibits in the Exhibit Index as these financials were not filed as exhibits to the filings referenced in the index. Lastly, please reconcile references to the fiscal year ended February 28 to the March 31 disclosed in the Form 1-A for Worthy
FirstName           PropertyOutlaw
            LastNameSally    Bonds 2.
Comapany
15.        NameWorthy
       Please            Wealth,inInc.
              provide disclosure    your business section of your business
plans as reflected in
       your
April 15,   response
          2024 Page 4to prior comment 16.
FirstName LastName
 Sally Outlaw
FirstName   LastNameSally Outlaw
Worthy Wealth,   Inc.
Comapany
April       NameWorthy Wealth, Inc.
       15, 2024
April 515, 2024 Page 5
Page
FirstName LastName
Liquidity and capital resources, page 42

16. Please revise your liquidity discussion to include the information provided in your response to prior comment 17.
Conflicts of Interest, page 45

17. Refer to prior comment 18. Please provide an expanded discussion in this section to disclose all specific conflicts of interest of the company, its officers, and directors. We note, for example, that the risk factor on page 17 references additional roles at other WFI subsidiaries.
Certain Relationships and Related Party Transactions, page 46

18. You do not appear to have described any of the transactions requested in prior comment
         18; therefore, we reissue the comment. It appears you have or will enter into numerous related party agreements with Worthy Financial, Inc. We also note that the Acquisition appears to be a related party transaction. Please revise your related party disclosure to address each of these transactions.
Pro Forma Financial Statements, page F-12

19. We note your response to comment 26 that your acquisition of Worthy Property Bonds and Worthy Property Bond 2 does not represent an acquisition of entities under common control. Please provide us with more detailed analysis of your accounting for this transaction. In your analysis, please address which entity will be the accounting acquirer, and if one of the legal acquisition targets will be the predecessor of the combined entity.
         To the extent you determine that you are not the accounting acquirer, please revise your pro forma financial statements as necessary.
Exhibits

20.      Prior comment 27 also requested that you file the agreement with
Worthy Wealth
         Management and other related party agreements as exhibits. Please file those exhibits accordingly.
 Sally Outlaw
FirstName   LastNameSally Outlaw
Worthy Wealth,   Inc.
Comapany
April       NameWorthy Wealth, Inc.
       15, 2024
April 615, 2024 Page 6
Page
FirstName LastName
       Please contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Frank Borger Gilligan, Esq.